UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

The Report comprises the following:

Exhibit No.	Description

Exhibit 99.1	Barclays PLC provides a notice of redemption and cancellation of listing to the holders of Barclays PLC’s $1,750,000,000 2.279% Fixed Rate Resetting Senior Callable Notes due 2027, dated November 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 2, 2026	By:	/s/ Garth Wright
	Name:	Garth Wright
	Title:	Assistant Secretary